January 2013 Pricing Sheet dated January 30, 2013 relating to Preliminary Terms No. 540 dated January 18, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Contingent Income Auto-Callable Step-Up Securities Based on the Performance of the Russell 2000® Index due January 28, 2028, With 5-Year Initial Non-Call Period
With Coupon Payments and the Payment at Maturity Subject to the Performance of the Russell 2000® Index
PRICING TERMS – JANUARY 30, 2013
Issuer:	Morgan Stanley
Underlying index:	Russell 2000® Index
Aggregate principal amount:	$38,627,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	January 30, 2013
Original issue date:	February 4, 2013 (3 business days after the pricing date)
Maturity date:	January 28, 2028
Early redemption:
The securities are not subject to automatic early redemption until the fifth anniversary of the original issue date. Following this initial 5-year non-call period, if, on any redemption determination date, beginning on the fourth scheduled business day preceding February 4, 2018, the index closing value is greater than or equal to the initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent monthly coupon with respect to the related observation date.
Redemption determination dates:
Quarterly, on the fourth scheduled business day preceding each scheduled early redemption date, beginning on the fourth scheduled business day preceding February 4, 2018, subject to postponement for non-index business days and certain market disruption events.

Early redemption dates:
Starting on February 4, 2018, quarterly, on the 4th day of each February, May, August and November; provided that if any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day

Contingent monthly coupon:
A contingent coupon will be paid on the securities on each coupon payment date but only if the index closing value of the underlying index is at or above the coupon barrier level on the related observation date.  If payable, the contingent monthly coupon will be paid at the following annual rates:
•  from and including the original issue date to but excluding February 4, 2018: 7.50%
•  from and including February 4, 2018 to but excluding February 4, 2023: 9.00%
•  from and including February 4, 2023 to but excluding the maturity date: 13.00%
If, on any observation date, the index closing value is less than the coupon barrier level, we will pay no coupon for the applicable monthly period.  It is possible that the underlying index will remain below the coupon barrier level for extended periods of time or even throughout the entire approximately 15-year term of the securities so that you will receive few or no contingent monthly coupons.

Coupon barrier level:	627.837, which is equal to 70% of the initial index value
Payment at maturity:
•  If the final index value is greater than or equal to the downside threshold level:
the stated principal amount and, if the final index value is also greater than or equal to the coupon barrier level, the contingent monthly coupon with respect to the final observation date; or
•  If the final index value is less than the downside threshold level:
(i) the stated principal amount multiplied by (ii) the index performance factor.  In this case, the payment at maturity will be less than 50% of the stated principal amount of the securities and could be zero.

Downside threshold level:	448.455, which is equal to 50% of the initial index value
Initial index value:	896.91, which is the index closing value on the pricing date
Final index value:	The index closing value on the final observation date
Coupon payment dates:
Monthly, on the 4th day of each month, beginning March 4, 2013, provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the contingent monthly coupon, if any, with respect to the final observation date shall be paid on the maturity date.

Observation dates:
The fourth scheduled business day preceding each scheduled coupon payment date, beginning with the March 4, 2013 coupon payment date, subject to postponement for non-index business days and certain market disruption events

Index performance factor:	Final index value divided by the initial index value
CUSIP / ISIN:	61761JBQ1 / US61761JBQ13
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per security	$1,000	$35	$965
Total	$38,627,000	$1,351,945	$37,275,055
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC (“MS & Co.”), a fixed sales commission of $35 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by Russell Investments, and Russell Investments makes no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 540 dated January 18, 2013
Product Supplement for Auto-Callable Securities dated October 19, 2012
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.